UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File Number 001-12142
(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Petróleos de Venezuela, S.A. Full Name of Registrant:
Venezuelan National Petroleum Company Translation of Registrant's Name into English:
Avenida Libertador La Campiña, Apdo. 169 Caracas 1010-A Venezuela Address of Principal Executive Office (Street and Number):

PART II—RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)    ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART—III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is not able to file its annual report on Form 20-F within the prescribed time period for the reasons specified below:

In December 2002 and January 2003, Petróleos de Venezuela, S.A. (together with its consolidated subsidiaries, "PDVSA") suffered a work stoppage of its operations resulting in a 45% reduction in the number of Petróleos de Venezuela, S.A. employees between December 2002 and the end of the first quarter of 2003, from approximately 40,000 employees to 22,000 employees, respectively. Also affected by the work stoppage were PDVSA's financial and computer systems in Venezuela. As a result of the work stoppage and the resulting loss of personnel assigned to the financial control function, Petróleos de Venezuela, S.A. and PDVSA Finance Ltd. implemented alternative control systems. Most of PDVSA's financial and computer systems started to operate on a progressive basis from February 2003.

As a result of the disruption, PDVSA could not begin the process of closing its year-end accounting records until May 2003. Historically, PDVSA began closing its year-end accounting records in January. PDVSA hired and trained new personnel and managerial positions were reassigned to new managers. Consequently, additional time was required to complete PDVSA's financial statements and to prepare the annual reports on Form 20-F for Petróleos de Venezuela, S.A., PDVSA Finance Ltd. and Propernyn B.V. This also delayed PDVSA's external auditors commencing the final phase of the audit of the company's financial statements.

As part of the financial systems recovery process, the activities of the Department of Internal Control were reestablished, both in the operational areas and at the headquarters. The Department of Internal Control implemented alternative procedures in the interim and is in the process of reestablishing internal control systems previously disrupted during the work stoppage. Currently, the Department of Internal Control constantly monitors adherence to the operational and financial standards of PDVSA.

PDVSA currently is undergoing a restructuring process to reduce its operating costs and to simplify its organizational structure. PDVSA also initiated an Optimal Recruiting Plan based on best practices and by key competencies such as engineering, information technology, finance and administration, to fill vacancies caused by the work stoppage.

PART—IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ali Rodriguez (Name)	(011-58-212) (011-58-212) (Area Code)	708-4204 708-4833 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PETROLEOS DE VENEZUELA, S.A. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 30, 2003	By:	/s/ ALI RODRIGUEZ ARAQUE Name: Ali Rodriguez Araque Title: President